UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010, the Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2011 and 2010 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 27, 2012. The required financial statement schedule is included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS

PLAN OF BANK OF MONTREAL/HARRIS

Financial Statements

December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2012

To the Benefits Administration Committee

Employees’ 401(k) Savings Plan of Bank of Montreal/Harris

Chicago, Illinois

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Plan Benefits

As of December 31, 2011 and 2010

	2011	2010
ASSETS
Participant-directed investments (see Notes 2 and 3)
Registered investment companies	$468,623,717	$463,144,015
Money market funds	140,723,271	110,262,299
Common and collective trusts	117,803,213	115,295,101
Common stock–Bank of Montreal	50,777,957	49,839,846

Total investments	777,928,158	738,541,261

Notes receivable from participants	14,088,973	13,076,594
Employer contributions receivable	—	33,090
Employee contributions receivable	—	50,645
Accrued interest receivable	246,108	279,036

Total assets	792,263,239	751,980,626

LIABILITIES
Accrued administrative expenses	85,769	252,584

Net assets available for plan benefits	$792,177,470	$751,728,042

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2011 and 2010

	Participant-Directed Investments
	2011	2010
ADDITIONS
Contributions
Employer contributions	$34,875,168	$24,312,368
Employee contributions	53,800,268	37,786,346
Employee rollovers	1,671,621	12,003,424

Total contributions	90,347,057	74,102,138

Interest and dividend income	11,252,141	10,041,643
Interest income on notes receivable from participants	475,649	520,943
Net realized and unrealized (depreciation) appreciation in fair value of investments (see Note 3)	(3,255,449)	72,427,475

Total additions	98,819,398	157,092,199

DEDUCTIONS
Benefits payments to participants	56,524,098	54,453,690
Deemed distributions	858,186	1,107,325
Administrative expenses	987,686	1,124,947

Total deductions	58,369,970	56,685,962

Net additions	40,449,428	100,406,237

Net assets available for plan benefits, beginning of year	751,728,042	651,321,805

Net assets available for plan benefits, end of year	$792,177,470	$751,728,042

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. (the Plan administrator) and affiliated companies, as well the U.S. employees of the Bank of Montreal and its subsidiaries. BMO Harris Bank N.A. and the Bank of Montreal are referred to collectively as “the Bank,” and the employees covered by the Plan are referred to collectively as “the Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

All regular full- and part-time Employees of the Bank, other than temporary or work-study employees, are eligible to begin participation in the Plan on their date of hire. Participants are immediately eligible to receive the Bank’s matching contributions, which are made each pay period.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax basis, subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

The Bank makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS) ($245,000 in 2011 and 2010).

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All employee and employer contributions are fully vested at all times.

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees at age 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month. Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to clarify certain existing fair value disclosures and requires additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. Additionally, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 became effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, its adoption did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods that began after December 15, 2011. Plan management is currently evaluating the effect that ASU 2011-04’s provisions will have on the Plan’s financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 2 and 3 for further discussion and disclosures related to fair value measurements.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value; the underlying investments consist primarily of securities that are valued at quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The various levels of the fair value hierarchy are described as follows:

•	Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access

•

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

•	Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Employee contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by the Bank’s management.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by the Bank. Administrative costs and expenses include attorneys, record keepers, accountants, and direct employment costs of the Bank’s employees providing services to the Plan, as well as other professional and administrative services. Certain additional expenses are paid by the Bank.

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2011 and 2010 are summarized as follows:

	2011
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies
Equity funds	$150,045,611	$—	$—	$150,045,611
Index funds	58,821,501	—	—	58,821,501
Balanced funds	63,182,825	—	—	63,182,825
Bond funds	65,003,396	—	—	65,003,396
Growth funds	131,570,384	—	—	131,570,384

	468,623,717	—	—	468,623,717
Money market funds	138,241,253	2,482,018	—	140,723,271
Common and collective trusts
Equity funds	—	117,803,213	—	117,803,213
Common stock
Bank of Montreal	50,777,957	—	—	50,777,957

Total investments	$657,642,927	$120,285,231	$—	$777,928,158

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2010
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies
Equity funds	$150,547,372	$—	$—	$150,547,372
Index funds	50,069,396	—	—	50,069,396
Balanced funds	59,190,009	—	—	59,190,009
Bond funds	77,834,508	—	—	77,834,508
Growth funds	125,502,730	—	—	125,502,730

	463,144,015	—	—	463,144,015

Money market funds	107,907,034	2,355,265	—	110,262,299
Common and collective trusts
Equity funds	—	115,295,101	—	115,295,101
Common stock
Bank of Montreal	49,839,846	—	—	49,839,846

Total investments	$620,890,895	$117,650,366	$—	$738,541,261

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2011 and 2010 are as follows:

	2011			2010
	Number of Shares or Units	Fair Value		Number of Shares or Units	Fair Value
Virtus Core Equity Fund, Class I	2,179,067	$40,181,993		—		(a)
PIMCO Total Return Fund, Institutional Class	3,837,477	41,713,378		—		(a)
Virtus Balanced Allocation Fund, Class I	4,601,808	63,182,825		4,358,616	$59,190,009
Virtus Value Equity Fund, Class I	7,810,656	86,776,391		7,664,791	84,006,106
Virtus Emerging Markets Opportunities Fund, Class I	—		(a)	4,312,203	39,241,047
Virtus Money Market Fund	138,241,253	138,241,253		107,907,034	107,907,034
EB Daily Liquidity Stock Index Fund	279,287	87,459,239		275,247	84,380,157
Bank of Montreal common stock	926,436	50,777,957		865,726	49,839,846

(a)-Investment less than 5%

Net (depreciation) appreciation of Plan assets by type of investment during the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Investments at fair value;
Registered investment companies	$(1,006,207)	$51,836,148
Common and collective trusts	579,173	16,957,668
Common stock–Bank of Montreal	(2,828,415)	3,633,659

	$(3,255,449)	$72,427,475

The Plan’s investments in Level 2 assets consist of common and collective trusts which invest in equities and a money market fund that calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2011.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2011 and 2010

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to distribute each participant’s share in accordance with the Plan’s provisions.

NOTE 5	INCOME TAX STATUS

On March 9, 2012, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of sections 401(a) and 401(k) of the IRC and therefore the related trust is exempt from taxation. The Bank, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE 6	RELATED PARTIES

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. These entities work together to service the Plan in accordance with the Plan and trust agreements. All investment and trustee activities are handled by these entities and are monitored by the Benefits Administration and Investment Committees of the Bank.

Many of the investments of the Plan are invested in professionally managed mutual funds of Virtus Mutual Funds. Virtus Investment Advisors, Inc. is the advisor to those funds. The Bank indirectly owns an equity interest in Virtus Investment Advisors, Inc.

SUPPLEMENTARY INFORMATION

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

(Federal Employer Identification No.: 36-2085229; Plan Number: 001)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered investment companies
*	Virtus Investment Grade Bond Fund, Class I	2,068,385 shares	(a)	$23,290,018
*	Virtus High Yield Income Fund, Class I	2,232,913 shares	(a)	23,668,873
*	Virtus Balanced Allocation Fund, Class I	4,601,808 shares	(a)	63,182,825
*	Virtus Value Equity Fund, Class I	7,810,656 shares	(a)	86,776,391
*	Virtus Core Equity Fund, Class I	2,179,067 shares	(a)	40,181,993
*	Virtus Small Cap Core Fund, Class I	1,539,422 shares	(a)	28,463,920
*	Virtus Quality Small Cap Fund, Class I	2,553,203 shares	(a)	30,357,581
*	Virtus Foreign Opportunities Fund, Class I	1,637,423 shares	(a)	36,039,695
*	Virtus Emerging Markets Opportunities Fund, Class I	4,161,737 shares	(a)	36,207,111
	Fidelity Advisor Series I Equity Growth
	Fund, Institutional Class	622,572 shares	(a)	35,654,705
	T. Rowe Price Emerging Markets Equity Fund	887,288 shares	(a)	23,087,227
	PIMCO Total Return Fund, Institutional Class	3,837,477 shares	(a)	41,713,378

				468,623,717

	Money market funds
*	Virtus Money Market Fund	138,241,253 shares	(a)	138,241,253
*	EB Temporary Investment Fund	2,482,018 shares	(a)	2,482,018

				140,723,271

	Common and collective trusts
*	EB Daily Liquidity Stock Index Fund	279,287 units	(a)	87,459,239
*	EB Daily Liquidity Small Cap Fund	215,300 units	(a)	30,343,974

				117,803,213

	Common stock
*	Bank of Montreal	926,436 shares	(a)	50,777,957

	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 9.50% for 2011	$—	14,088,973

				$792,017,131

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There were no investment assets reportable as acquired and disposed of during the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of BMO Harris Bank N.A. has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Date: June 27, 2012	By:	/s/ Mary P. Wessel
Mary P. Wessel
Vice President Benefits
BMO Harris Bank N.A.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2012

To the Benefits Administration Committee

Employees’ 401(k) Savings Plan of Bank of Montreal/Harris

Chicago, Illinois

We consent to the incorporation by reference in Registration Statement No. 333-177579 of Bank of Montreal on Form S-8 of our report dated June 27, 2012, with respect to the statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended, and supplementary information thereto, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois